UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Event.

Related Party Transaction.

On, January 12, 2007, CDC Mobile Corporation, a 100% owned subsidiary of CDC
Corporation (“CDC Mobile”), entered into a letter of intent with BBMF Group
Inc., a company organized under the laws of the British Virgin Islands
(“BBMF”), to make a strategic investment in BBMF.  Under the proposal, CDC
Mobile would look to invest US$20 million in convertible bonds issued by BBMF
Group Inc., and the two companies would form a strategic alliance in operations to jointly target 3G markets in Japan and China. CDC Mobile would have a first right of refusal to distribute BBMF’s 3G products and services in
China, subject to terns to be agreed between the parties.  As part of the proposed investment, CDC Mobile has provided a bridge loan in the amount of
US$3 million to BBMF.  The bridge loan is secured by a charge over the assets of BBMF and personal guarantees of the CEO and President of BBMF.  The bridge loan will be repaid upon the completion of the convertible bonds investment.

The investment is subject to the satisfaction of a number of conditions precedent, including satisfactory completion of due diligence, negotiation of definitive documentation and the receipt of necessary consents and approvals.
BBMF is owned 32.5% by Outerspace Investments Limited, an entity in which Ms.
Nicola Chu is the ultimate beneficial owner.  Ms. Chu is the spouse of Mr.
Peter Yip, the chief executive officer of CDC Corporation.  In addition, Mr.
Antony Ip serves as the president and a director of BBMF.  Mr. Ip is the son of Mr. Yip.  In addition, Mr. Ip serves as a director of CDC Games
Corporation, a 100% owned subsidiary of CDC Corporation.  The transaction is subject to the approval of the independent members of the board of directors of CDC Corporation.

Exhibit  Description

1.1      Press Release dated January 23, 2007
         CDC Mobile Signs Exclusive Distribution Agreement with Leading
         Korean Mobile Internet Content Provider

1.2      Press Release dated January 25, 2007
         CDC Mobile Announces Intention to Make a Strategic Investment in
         a Leading 3G Content Provider in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 25, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated January 23, 2007 -- CDC Mobile Signs Exclusive Distribution Agreement with Leading Korean Mobile Internet Content Provider
1.2	Press release dated January 25, 2007 -- CDC Mobile Announces Intention to Make a Strategic Investment in a Leading 3G Content Provider in Japan